Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except for ratios)

	For the Three
	Months Ended	Years Ended December 31
	March 31, 2005	2004	2003	2002	2001	2000
Earnings available for fixed charges:
Income (loss) from continuing
operations before income
taxes, minority interests,
and cumulative effects of
accounting changes, net	$544	$651	$612	$(228)	$954	$335
Add:
Distributed earnings from
equity in unconsolidated
affiliates	37	61	113	33	38	34
Fixed charges	69	295	203	168	209	203
Subtotal	650	1,007	928	(27)	1,201	572
Less:
Undistributed equity in
earnings and losses of
unconsolidated affiliates	24	2	25	74	107	88
Total	$626	$1,005	$903	$(101)	$1,094	$484

Fixed charges:
Interest expense	$52	$229	$139	$113	$147	$146
Rental expense representative
of interest	17	66	64	55	62	57
Total	$69	$295	$203	$168	$209	$203

Ratio of earnings to fixed charges	9.1	3.4	4.4	(a )	5.2	2.4

    (a) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $269 million.